Exhibit 8

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement of XEME Biopharma Holdings, Inc. on Amendment No. 4 to Form 1-A to be filed on or about December 22, 2021, of our report dated April 30, 2021, except for those items affected by the restatement discussed in Note 13, which are dated September 29, 2021, on our audits of the consolidated financial statements of XEME Biopharma Holdings, Inc. and subsidiary as of December 31, 2020 and 2019, and for the years ended December 31, 2020 and 2019. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Paris, Kreit & Chiu CPA LLP,

(formerly known as Benjamin & Ko)

New York, NY

December 22, 2021